[redacted]

08031738

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AP 5/29

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bennett Ross, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 1801
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 30 2008
THOMSON REUTERS

SEC
Mail Processing
Section
MAY 27 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 5/29

OATH OR AFFIRMATION

I, Charles Cludius ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bennett Ross, Inc. ____________________ as of March 31 __________, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Charles Cludius
Signature

President
Title

Sandy Adams
Notary Public

SANDY ADAMS
MY COMMISSION EXPIRES
September 17, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BENNETT ROSS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED

MARCH 31, 2008

BENNETT ROSS, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bennett Ross, Inc.

We have audited the accompanying statement of financial condition of Bennett Ross, Inc., as of March 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bennett Ross, Inc., as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 8, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BENNETT ROSS, INC.
Statement of Financial Condition
March 31, 2008

ASSETS

Cash	$	34,779
Securities owned, at market value		11,598
Commission's receivable		4,690
Accounts receivable		4,400
Other assets		2,112
	$	57,579

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses	$	76
Commissions payable		8,225
Federal income tax payable		2,273
		10,574
Stockholder's equity		
Common stock, 1,000 shares authorized, $1 par value, 10 shares issued and outstanding		10
Additional paid-in capital		14,490
Retained earnings		32,505
Total stockholder's equity		47,005
	$	57,579

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Income
For the Year Ended March 31, 2008

Revenues	
Commission income	$ 193,496
Gain on securities owned	2,775
Interest income	607
Other income	35,000
	231,878
Expenses	
Compensation and benefits	16,354
Commissions and clearance paid other brokers	174,444
Communications	108
Regulatory fees and expenses	9,183
Other expenses	16,632
	216,721
Income before income tax (expense) benefit	15,157
Income tax (expense) benefit	(2,273)
Net Income	$ 12,884

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at April 1, 2007	$ 10	$ 14,490	$ 19,621	$ 34,121
Net Income			12,884	12,884
Balances at March 31, 2008	$ 10	$ 14,490	$ 32,505	$ 47,005

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2008

Balance at April 1, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Cash Flows
For the Year Ended March 31, 2008

Cash flows from operating activities:	
Net income	
Adjustments to reconcile net income to net cash provided	
by (used in) operating activities	$ 12,884
Gain on securities owned	(2,775)
Changes in assets and liabilities:	
Increase in commissions receivable	(4,690)
Increase in accounts receivable	(4,400)
Increase in other assets	(1,974)
Decrease in accrued expenses	(116)
Increase in commissions payable	8,198
Increase in federal income tax payable	2,273
Net cash provided (used) by operating activities	9,400
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash	9,400
Cash at beginning of year	25,379
Cash at end of year	$ 34,779

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Notes to Financial Statements
March 31, 2008

Note 1 - Summary of Significant Accounting Policies

Bennett Ross, Inc. (the "Company") is a direct-participation broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas corporation with customers located throughout the United States.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase (decrease) in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Purchase and sales of securities are recorded on a trade date basis. Commission's revenue and expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2008, the Company had net capital of approximately $38,284 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i).

Note 4 - Federal Income Taxes

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 2,502
Benefit from utilization of net operating loss carryforward	(229)
Provision for federal income taxes	$ 2,273

The following reflects the changes in the tax benefit related to the net operating loss carryforward:

	Deferred Tax Asset March 31, 2007	Current Period Changes	Deferred Tax Asset March 31, 2008
Federal	$ 229	$ (299)	$ -0-
Valuation allowance	(299)	299	-0-
Amount per Balance sheet	$ -0-	$ -0-	$ -0-

Note 5 - Related Party Transactions/Economic Dependency

The Company is provided office space and various general and administrative services from an affiliated company.

The Company and various affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

March 31, 2008

Schedule I

BENNETT ROSS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 47,005
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		47,005
Deductions and/or charges –		
Non-allowable assets:		
Accounts receivable	$ 4,400	
Commission receivable	2,112	
Other assets	469	(6,981)
Net capital before haircuts on securities positions		40,024
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		(1,740)
Net capital		$ 38,284

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 76
Commissions payable	8,225
Federal income tax payable	2,273
Total aggregate indebtedness	$ 10,574

Schedule I (continued)

BENNETT ROSS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 705
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 33,284
Excess net capital at 1000%	$ 37,226
Ratio: Aggregate indebtedness to net capital	.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

BENNETT ROSS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct-participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

March 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Bennett Ross, Inc.

In planning and performing our audit of the financial statements and supplemental information of Bennett Ross, Inc. (the "Company"), as of and for the period from inception (March 16, 2006) to March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 8, 2008

END